Exscientia Business Update for First Quarter 2022

OXFORD, U.K. - Exscientia plc (Nasdaq: EXAI)

Recent advancements in the Company’s pipeline, collaborations, and operations, as well as financial results for the first quarter 2022, are summarised below. In addition, Exscientia will host a conference call Thursday, May 26 at 1:30 p.m. BST / 8:30 a.m. ET to provide an overview of the Company's precision medicine platform.

"We started 2022 by commencing a groundbreaking collaboration with Sanofi to develop a pipeline of AI-designed medicines utilising the breadth of our end-to-end platform of AI-driven capabilities from target prioritisation, to drug engineering and patient selection. At this year's American Association of Cancer Research (AACR) Annual Meeting, we highlighted our advancements in this area, including how AI-enabled drug design can help create drug candidates for challenging targets in oncology. In addition, we showed how a deep learning approach to phenomics can be integrated with single cell sequencing to potentially identify patient signatures and biomarkers in early discovery to stratify which treatment is likely to work best for each patient. With these advancements in our precision medicine platform, we are able to leverage AI to design and discover a new generation of medicines,” said Andrew Hopkins, DPhil., Exscientia's founder and Chief Executive Officer. "We are well-capitalised and are continuing to build an organisation with a balanced business model. This will enable us to continue advancing new medicine programmes, focusing on those areas where our platform and expertise provides the highest probability of success."

Recent Highlights

Recent progress demonstrates the Company’s patient tissue-derived translational capabilities, including identifying novel targets, evaluating modulation of complex tumour microenvironments, and enabling patient selection through biomarkers
–Exscientia researchers presented three posters at the AACR Annual Meeting in April:
◦Enriching for adenosine antagonist patient responses through deep learning: in this study, researchers modelled and functionally evaluated patient gene signatures to map the association of anti-cancer immune activity with the inhibition of adenosine signalling by EXS-21546, Exscientia's clinical stage A2a antagonist. These data suggest stratification of gene signatures could be used in future clinical studies to identify patients that may best respond to A2aR targeted therapies.
◦AI-driven discovery and profiling of GTAEXS-617, a selective and highly potent inhibitor of CDK7: preclinical data highlighting potential benefits of Exscientia’s AI-driven design to overcome identified issues with CDK7 inhibitors, including toxicity and selectivity. In addition, the precision medicine platform identified patient subsegments that can inform biomarker strategies.
◦Deep learning supported high content analysis of primary patient samples identifies ALK inhibition as a novel mechanism of action in a subset of ovarian cancers: research highlighting the potential of Exscientia's precision medicine platform to identify novel targets and targetable pathways using human disease-relevant patient tissue models, which could have the potential to improve patient outcomes by uncovering clinical relevance at the target discovery stage.
–Together with the University of Oxford, the Company launched Xcellomics™, a programme that invites academic researchers to collaborate to advance novel phenotypic biology research with the potential to be developed into meaningful new therapies.

Continued to identify and validate new targets, as well as progress and prioritise broad pipeline
–Partnered programmes
◦Extended collaboration with Bristol Myers Squibb (BMS) to generate additional data including the use of precision medicine capabilities for key targets under the collaboration; $5 million in cash inflows in first quarter 2022 to be recognised as revenue throughout 2022
◦Target identification and validation ongoing in Sanofi collaboration, signed in January 2022, leveraging precision medicine platform and Centaur Biologist
–Co-owned programmes
◦GTAEXS-617 CTA submission expected by year-end 2022, progress in generating data in additional tumour types to inform planned Phase I clinical trial in cancer patients

▪CTA and IND-enabling studies are ongoing, including pre-clinical studies to explore potential dosing regimens for planned clinical trials
–Wholly and majority owned programmes
◦EXS-21546 top-line data for Phase 1 healthy volunteer study on track for the first half of 2022
▪Anticipate commencing Phase 1b/2 study in patients with high adenosine signature cancers in the second half of 2022

Strong balance sheet and anticipated cash flows position Company for execution
–$6.4 million cash flow from collaborations in first quarter 2022, ending the quarter with $719.8 million in cash and cash equivalents
–First quarter 2022 net cash outflows from operations of approximately $10.4 million
–$100 million upfront payment from Sanofi collaboration signed in January 2022 was received in April, and will be reflected in cash inflows for the second quarter 2022

Further expanded Exscientia’s leadership team
–Michael Krams, M.D., was appointed as Chief Quantitative Medicine Officer, and will lead the clinical development strategy for Exscientia’s portfolio of investigational medicines

Investor Call and Webcast Information
Exscientia will host a conference call on Thursday, May 26 at 1:30 p.m. BST / 8:30 a.m. ET. A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 330 3292 (U.S.), +44 203 433 3846 (U.K.), +1 (646) 960 0857 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under "Events and Presentations” in the “Investors and Media” section of the Exscientia website.

First Quarter 2022 Financial Results
For the convenience of the reader, the Company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.3152, which was the noon buying rate of the Federal Reserve Bank of New York on March 31, 2022.

Revenue: Revenue for the first quarter 2022, was $9.2 million, an increase of $2.2 million compared to the first quarter 2021, primarily due to additional revenues derived from an extension of the Company’s first collaboration with BMS in March 2022 to generate additional data including leveraging translational research capabilities for key targets under the collaboration, as well as revenue from additional targets in the second BMS collaboration.

R&D and cost of drug discovery: Due to various collaboration structures, expenditure incurred in relation to research and development activities may be recognised within one of several financial statement captions. The tables below show how these expenses are separated across the accounting categories.

Three months ended March 31, 2022 ($ millions):

	COGS	R&D	Share of JV loss	Total
Partnered Programmes	7.4	-	-	7.4
Co-owned Programmes	-	3.7	0.4	4.1
Internal Pipeline and Technology Development	-	27.1	-	27.1
Total	7.4	30.8	0.4	38.6

General and administrative expenses: G&A expenses for the three months ended March 31, 2022, were $10.3 million, or 21% of total operating expenses. For the first quarter 2022, G&A expenses increased by $6.0 million compared to the first quarter 2021, primarily associated with an increase in personnel costs.

Cash inflows: For the first quarter 2022, Exscientia received $6.4 million in cash inflows from its collaborations as compared to $0.2 million during the first quarter 2021.

Cash and cash equivalents: Cash and cash equivalents as of March 31, 2022, were $719.8 million as compared to $739.4 million as of December 31, 2021.

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.3152)

	Three months ended March 31,
	2022	2021
Revenue	9.2	7.0
Cost of sales	(7.4)	(5.1)
Research and development expenses	(30.8)	(5.6)
General and administrative expenses	(10.3)	(4.3)
Operating expenses	(48.5)	(15.0)
Foreign exchange gains/(losses)	12.7	(0.2)
Other income	1.9	0.6
Operating loss	(24.7)	(7.6)
Finance income/(expense)	(0.0)	(0.0)
Share of loss on joint ventures	(0.4)	(0.5)
Loss before taxation	(25.1)	(8.1)
Income tax benefit	4.7	0.9
Loss for the period	(20.4)	(7.2)
Net loss per share	(0.41)	(0.23)

SELECTED CONSOLIDATED BALANCE SHEET, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.3152)

	March 31, 2022	December 31, 2021
Cash and cash equivalents	719.8	739.4
Total assets	944.9	842.6
Total equity	727.4	745.5
Total liabilities	217.5	97.1
Total equity and liabilities	944.9	842.6

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS. CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.3152)

	March 31, 2022	March 31, 2021
Net cash flows used in operating activities	(10.4)	(11.8)
Net cash flows used in investing activities	(5.7)	(2.6)
Net cash generated from financing activities	(3.5)	27.5
Net increase in cash and cash equivalents	(19.6)	13.1

About Exscientia
Exscientia is an AI-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our pipeline of internal and partnered programmes demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates, with more than 30 projects underway. By designing better drugs, faster, we believe the best ideas of science can rapidly become the best medicines for patients.

Exscientia is headquartered in Oxford (England, U.K.), with offices in Vienna (Austria), Dundee (Scotland, U.K.), Boston (Mass., U.S.), Miami (Fla., U.S.), Cambridge (England, U.K.), and Osaka (Japan).

For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the progress of discovery and development of candidate molecules, and the timing and progress of, and data reported from, clinical trials of Exscientia’s product candidates, and Exscientia’s expectations regarding its projected revenue and cash runway. Any statement describing Exscientia’s goals, plans, expectations, financial or other projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to the impact that the COVID-19 pandemic could have on the Company’s business, and including the scope, progress and expansion of Exscientia’s product development efforts; the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing pre-clinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; and those inherent in the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics, and in the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022, as amended (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

Investors:
Sara Sherman
investors@exscientia.ai

Media:
Amanda Galgay
media@exscientia.ai

Exscientia 1Q 2022 Business Update

Cash and cash equivalents

Cash and cash equivalents as of **March 31, 2022:**
$719.8 million

Cash inflows from Sanofi collaboration in **2Q 2022:**
$100 million

Cash burn

1Q 2022 operational cash burn:
$10.4 million

Patient-driven precision medicine to improve probability of success

Target Identification
Molecule Design
Clinical Studies
Translational Research

Functional drug screening
Whole genome sequencing
Gene expression
Chromatin accessibility
Single cell immune profiling
Clinical data
Flow cytometry
Functional drug screening

Using patient data at each stage increases relevance of translational research

Layers of orthogonal data used to show correlation of treatment response

AI-driven cellular image analysis allows understanding of complex tumour microenvironment changes

Case study

Heterogeneity of patient responses reveals potential novel targets for ovarian cancer treatment

A) Mean and SD of triplicates shown
Dose response
Delayed response
DMSO normalised relative cancer cell number
24h
48h
72h
Concentration (μM)
B) Population
Dose response
Delayed response
GTAEXS-617
DMSO normalised relative cancer cell fraction
Concentration (μM)
C) Population
Cancer cells
Immune cells
GTAEXS-617
Palbociclib
DMSO normalised relative cancer cell number
Concentration (μM)

(A) DMSO normalised cancer cell numbers at baseline or treatment with increasing concentrations of GTAEXS-617 in N=10 primary ovarian cancer samples. **(B)** Cancer cell fractions at baseline and over concentration with *ex vivo* treatment of GTAEXS-617; subjective grouping of patient sample responses correlating to dose response curves in **(A)**. Boxplots and outliers shown. **(C)** DMSO normalised relative cell number of immune cells (black) or cancer cells (blue) after treatment with increasing concentrations of GTAEXS-617 and the CDK4/6 inhibitor palbociclib; boxplots of N=10.

Exscientia